July 3, 2014

Ms. Stacie D. Gorman

Senior Counsel

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Algodon Wines & Luxury Development Group, Inc.

Registration Statement on Form 10-12(g)

Filed May 14, 2014

File No. 000-55209

Dear Ms. Gorman:

Algodon Wines & Luxury Development Group, Inc. (“AWLD”) received your correspondence dated June 11, 2014 offering comments on AWLD’s Form 10 as filed with the SEC on May 14, 2014 (the “Form 10”). This letter responds to your comments listed therein. We have repeated your comments in italics and then provided our response below each comment. We would like to discuss these with you if you have any questions before going through the process of amending the Form 10.

General

Comment No. 1          Please note that the Form 10 goes effective by lapse of time 60 days after the original 1.filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. As such, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. If our comments are not addressed within this 60-day time period you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments. If you do not withdraw this registration statement, please incorporate your revisions, in response to our comments, in both amendments to this Form 10 and your periodic reports.

Response:          We will incorporate our revisions in response to your comments in Amendment No. 1 to the Form 10 and our subsequent periodic reports.

Comment No. 2          Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, market research data prepared by World Association of Wine & Spirit Writers’ and Journalists. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

Algodon Wines & Luxury Development Group
135 Fifth Avenue, Floor 10, New York, NY 10010
(toll free) 866.960.7700 (main) 212.739.7700 (fax) 212.655.0140 | www.algodongroup.com	all securities are offered through dpec capital, inc. (member finra/sipc/sia

Response:          This information will be provided in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process.

Industry and Market Data, page 3

Comment No. 3:          Please refer to the statement that you cannot assure investors of the accuracy or completeness of the information used in the registration statement. It is not appropriate for a registrant to disclaim responsibility for the information in its prospectus. Please revise to remove this disclaimer.

Response:          This disclaimer will be removed in Amendment No. 1 to the Form 10.

Risk Factors, page 4

General

Comment No. 4          We note your introductory language in this section where you state that the disclosed risks are not the only risks that you face. Please note you must disclose all risks that you believe are material at this time. Please remove this language. Please make similar revisions to your disclosure on page 2.

Response:          This language will be removed in Amendment No. 1 to the Form 10.

Comment No. 5          Please add a risk factor discussing management’s inexperience in running a public company.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

Continuing inflation may have an adverse effect on the economy, page 5

Comment No. 6          We note from multiple news sources that high rates of inflation have continued to 6.significantly impact the Argentinean economy in 2014. Please revise your risk factor to include the most recent inflationary data.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

The Chairman and CEO of AWLD is currently subject to a regulatory matter, page 13

Comment No. 7          We note your disclosure that Mr. Mathis is subject to statutory disqualification. Please address the impact on you if Mr. Mathis is no longer permitted to associate with DPEC Capital.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

The Company may not be able to continue as a going concern, page 15

Comment No. 8          Please revise to include disclosure regarding the amount of your net loss.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

Item 1. Business

Business and Overview of AWLD

Argentina Activities, page 19

Comment No. 9          Please supplement your disclosure in this section to more fully discuss the “repositioning” of hotels. Explain how you define “underperforming hotels” and discuss the process through which the company plans to increase demand for your offerings.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

Plan of Operations, page 19

Comment No. 10          Please revise your business or MD&A section to describe more specifically the company’s plan of operation for the remainder of the fiscal year as required by Item 101(a)(2) of Regulation S-K. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. See Item 101(a)(2) of Regulation S-K.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

Comment No. 11          We note that you have projected increased revenues and decreased operating costs for 2014. Please revise your disclosure to address 1) how you intend to reduce administrative costs below 2013 levels, 2) the basis for your presumption that food and beverage revenues will increase because of more social and corporate events business (i.e. confirmed bookings or other substantive evidence) and 3) the basis for your presumption that room revenues will increase due to direct bookings and a higher occupancy percentage (i.e. confirmed bookings or other substantive evidence).

Response:          This information will be provided in Amendment No. 1 to the Form 10.

Comment No. 12          Please expand your disclosure to elaborate upon how you intend to increase revenues and lower overhead at Algodon Mansion to achieve break-even EBITDA.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

Description of Specific Investment Projects, page 20

Comment No. 13          Please supplement your disclosure in this section or under Item 3 to provide your historical hotel occupancy, including disclosure of the occupancy rate, average daily room rate and revenues per available room for each hotel.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

Comment No. 14          Please also revise to explain whether you own and operate the restaurant and spa or revise to describe your third party service providers.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

Algodon Wine Estates, page 22

Comment No. 15          We note that in July 2012, you signed an agreement to acquire 850 hectares, but that the deadline for completing the purchase has passed. Please clarify to us the terms of this agreement, specifically if any obligation remains to purchase the property and whether you have incurred, or in the future could potentially incur, a penalty if the transaction does not close.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

Comment No. 16          We note that you recently completed the expansion of your golf course and plan to build a Grand Center Court for your tennis operations. Please disclose when the golf course expansion was completed and when you expect to begin the construction of the grand center court.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

Algodon Wines, page 23

Comment No. 17          Please provide the material terms of your import agreements, including a more detailed description of the fee structure for such arrangements, any termination rights or fees and any capital or fixed asset requirements. Please file the agreements as exhibits to this registration statement or tell us why you believe you are not required to file them. Refer to Item 601(b)(10) of Regulation S-K.

Response:          AWLD notes the comment and has included the material terms of the agreement with Jomada Imports, LLC in Amendment No. 1 to the Form 10. AWLD does not believe that the contracts need to be filed as exhibits inasmuch as they were entered into in the ordinary course of business.

Algodon Wine Estates – Real Estate Development, page 25

Comment No. 18          Your disclosure indicates that the first three homes have been delivered to their owners and two remain under construction. Please clarify if you are responsible for constructing the homes or if you are only developing the lots for sale to a third party builder.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

Comment No. 19          We note that the estate’s master plan includes six distinct village sectors with a total of 610 home sites. Please expand your disclosure to more clearly define Phase 1 and indicate how many phases are expected.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

Comment No. 20          For each phase, discuss the costs incurred to date and the estimated costs to complete. Include a Critical Accounting Policy within your MD&A that discusses how you allocate development costs to individual lots.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Recent Developments and Trends, page 28

Comment No. 21          We note your discussion of the impact of various government regulations on your business prospects on pages 7-9 of the Risk Factors section. Please revise here to more specifically outline all of such existing laws and regulations and disclose how these regulations, such as restrictions on Argentinian real property by foreign persons, contribute to your cost of services, if material. Discuss how continued compliance may affect your ongoing costs

Response:          This information will be provided in Amendment No. 1 to the Form 10.

Comment No. 22          Please include disclosure that quantifies and describes the “significant losses” and expenses that you have incurred to date.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

Recent Developments and Trends, page 28

Comment No. 23          Regarding the second paragraph in this section, please expand your disclosure to identify the anticipated sources of additional capital and what is meant by additional management.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

Consolidated Results of Operations, page 29

Revenues, page 29

Comment No. 24          We note that restaurant revenues have decreased due to reduced staffing and fewer operating hours. Please clarify the reasons for scaling back the restaurant business and quantify the effect this had on gross profit in your next amendment.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

Gross Profit, page 29

Comment No. 25          Please expand your disclosure to discuss the various expenses that are included in cost of sales and discuss any significant period-to-period changes.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

General and Administrative Expenses, page 29

Comment No. 26          We note that the increase is due mainly to a one-time charge related to the issuance of immediately vested stock options in 2013. Please expand your disclosure to indicate the reasons that such a significant issuance occurred and to whom the options were issued.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

Liquidity and Capital Resources

Availability of Additional Funds, page 31

General

Comment No. 27          We note your discussion of extensive construction costs and delays in completion for the redevelopment of the Algodon Mansion and Algodon Wine Estates. Please revise here to quantify your anticipated cash uses for the next fiscal year, including estimated development and re-development costs, the current scope of development or redevelopment projects, including development expenditures, and the anticipated completion date, considering your current lack of funding sources and recurring losses.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

Liquidity, Going Concern and Management’s Plans, page 31

Comment No. 28          We note that cash used in operations was $4.5 million and $6.2 million in 2013 and 2012, respectively. Please clarify why you believe that your cash on hand of $207,418 will be sufficient to fund your operations through December 31, 2014.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

Comment No. 29          Please revise to clarify whether you have identified or initiated conversations with any third party to satisfy your capital needs.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

Critical Accounting Policies and Estimates

Inventory, page 32

Comment No. 30          Please revise to briefly explain what you mean regarding vineyards and wine “in process”.

Response:          These explanations will be provided in Amendment No. 1 to the Form 10 and are detailed in the first paragraph of the Inventory policy note on page F-11.

Property and Equipment, page 33

Comment No. 31          Please clarify in your disclosure which assets are not currently in service, and therefore not currently being depreciated.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

Item 5. Directors, Executive Officers and Certain Significant Employees, page 37

Comment No. 32          For each named executive officer, key personnel member, or director, please ensure that you provide the specific month and year each individual’s employment started and ended with each entity referenced. If an individual assumed a different position during their tenure with a particular entity, please provide this date as well. Please ensure that you disclose all entities an individual worked at over the last five years. Please refer to Item 401 of Regulation S-K.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

Comment No. 33          For each director, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please refer to Item 401(e) of Regulation S-K.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

Item 10. Recent Sales of Unregistered Securities, page 52

Comment No. 34          For each transaction, please separately disclose the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

Consolidated Financial Statements, page F-1

Comment No. 35          Please amend your Form 10 to include financial statements as of a date no more than 134 days prior to the effectiveness of the filing.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

Consolidated Statements of Operations, page F-4

Comment No. 36          Please break out both your sales and your cost of sales by type of revenue and corresponding cost on the face of your consolidated statements of operations.

Response:          On page F-14, AWLD reported revenues from external customers for each product and service pursuant to Accounting Standards Codification (“ASC”) 280 - Segment Reporting, which states as follows:

50-39 Entity-wide disclosures are required only for annual reporting.

> > > Information About Products and Services

50-40 A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity's general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.

Based on the smaller reporting company rules at Article 8 within Section 210 of Regulation S-X, AWLD management concluded that Rule 5-03 of Section 210, which requires certain revenues to be broken out on the face of the income statement, did not apply to AWLD.

Consolidated Statements of Cash Flows, page F-7

Comment No. 37          We note the line item “proceeds from sale of unconsolidated affiliate”. Please provide additional information regarding the transaction, including a description of the entity sold, the circumstances surrounding the sale and whether there was any gain or loss associated with the sale.

Response:          The $173,789 of 2012 cash proceeds from the sale of the unconsolidated affiliate represents the final installment payment from the May 31, 2011 sale of AWLD’s (via a wholly owned subsidiary) 50% ownership interest in Bodega, Bombal & Aldao (“B&A”, a winery in the vicinity of Algodon Wine Estates) for total consideration of $800,000. B&A was acquired in 2008, but was eventually sold because it wasn’t meeting AWLD’s original expectations. AWLD recorded a loss on the sale of approximately $275,000, which was recognized in 2011.

Note 3. Summary of Significant Accounting Policies, page F-10

Segment Information, page F-13

Comment No. 38          Please provide us with your complete analysis under ASC 280-10-50 of how you determined that you only have one reportable segment. We may have further comment.

Response:          ASC 280-10-50 defines an operating segment as follows:

50-1 An operating segment is a component of a public entity that has all of the following characteristics:

a.  It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.  Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.  Its discrete financial information is available.

Despite an ambitious long term growth strategy, to date AWLD has only invested in two ALGODON® brand properties located in Argentina. While these two properties collectively are engaged in several distinct business activities (boutique hotel, restaurants, winemaking, golf, tennis, real estate development, etc.), AWLD’s primary focus is its real estate development operations. The rest of the operations are positioned to either promote/enhance the ALGODON® brand or facilitate the real estate development operation.

(a)	Algodon Mansion is a 10 room luxury hotel in Buenos Aries which will never be a significant profit contributor. However, it does promote ALGODON® as an exclusive brand. Plus, Buenos Aries is a gateway to Mendoza, the location of the Company’s current real estate development project.

(b)	The award winning ALGODON® wines also promote ALGODON® as a sophisticated brand which enhances the appeal/cachet of the real estate development.

(c)	DPEC Capital (“CAP”), the Company’s broker-dealer subsidiary, is charged with raising sufficient capital for the development of AWLD’s operations.

Given all of the above, and the fact that AWLD does not produce discrete financial information (except for the broker-dealer, only discrete revenue data is produced) for the various business activities (AWLD’s current financial reporting systems are primarily focused on the reporting of discrete financial information by legal entity), it was concluded that AWLD is managed as a single segment. In the future, as AWLD expands its scope of operations, AWLD management will consider the cost/benefit of tracking additional discrete financial information.

Revenue Recognition, page F-14

Comment No. 39          We note that broker-dealer revenue represents approximately 9.5% and 13.1% of total revenue in 2013 and 2012, respectively. Please reconcile this with the assertion on page F-14 that the broker-dealer operations are mainly to support AWLD real estate development activities and are not considered a business for segment purposes.

Response:          The broker-dealer revenues which you describe are the broker-dealer revenues which are not eliminated in consolidation. Those revenues primarily represent fees generated from capital-raising activities for Hollywood Burger Holdings, Inc. (“Hollywood Burger”), which is a private company start-up which is developing Hollywood-themed American fast food restaurants in Argentina and the United Arab Emirates. AWLD and Hollywood Burger are affiliates in that they share a Chief Executive Officer. The broker-dealer does not solicit capital-raising engagements with third parties and is not measured on its ability to generate revenues or a profit. Rather, the broker-dealer is operated as a support function which is measured on its ability to provide adequate capital to AWLD and affiliates in order that they may grow their operations.

ASC 280-10-50 states as follows:

50-4     Not every part of a public entity is necessarily an operating segment or part of an operating segment. For example, a corporate headquarters or certain functional departments may not earn revenues or may earn revenues that are only incidental to the activities of the public entity and would not be operating segments. For purposes of this Subtopic, a public entity's pension and other postretirement benefit plans are not considered operating segments.

AWLD’s management concluded that the broker-dealer was not an operating segment because its revenues were only incidental to the activities of the public entity.

Note 6. Property and Equipment, page F-17

Comment No. 40          Please clarify the reasons for the significant decreases in Property and Equipment during 2013.

Response:          This information will be provided in Amendment No. 1 to the Form 10.

Note 15. Related Party Transactions, page F-24

Revenues, page F-24

Comment No. 41          Please tell us why the related party revenue generated by CAP as disclosed on page F-24 exceeds the total amount of broker-dealer revenue recognized in the consolidated statements of operations, as disclosed on page F-14. Please also identify the related party from whom these fees were earned and the ownership structure of that related party. Lastly, please tell us what consideration you gave to identifying related party revenues and expenses on the face of the statements of operations in accordance with Rule 4-08(k) of Regulation S-X.

Response:          The difference between the amount of related party revenue generated by CAP disclosed on page F-24 and the amount of broker-dealer revenue disclosed on page F-14 is primarily the amount of unrealized income (loss) associated with the warrants held by CAP that had been previously earned as a private equity or venture capital fee from the related party.

The related party from whom CAP earned private equity and venture capital fees was Hollywood Burger, which is a private company start-up which is developing Hollywood-themed American fast food restaurants in Argentina and the United Arab Emirates (see our response to Comment No. 39). AWLD and Hollywood Burger are affiliates in that they share a Chief Executive Officer. Hollywood Burger is ___% owned by its Chief Executive Officer, while the remaining ___% is owned by independent accredited investors.

Based on the smaller reporting company rules at Article 8 within Section 210 of Regulation S-X, AWLD management concluded that Rule 4-08(k) of Section 210, which requires related party amounts to be broken out on the face of the income statement, did not apply to AWLD.

We hope we have adequately addressed your comments. If you need further information or have additional comments, please contact Victoria B. Bantz, Esq. (vbantz@bfwlaw.com) at 303-796-2626.

Respectfully submitted,

Algodon Wine & Luxury Development Group, Inc.

/s/ Scott L. Mathis

By: Scott L. Mathis

President & CEO

cc:           Victoria B. Bantz

Herrick K. Lidstone, Jr.